UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70478

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FIGURE SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 CALIFORNIA STREET, SUITE 2700

(No. and Street)

SAN FRANCISCO	CA	94108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

WILLIAM WHITE	415-373-2219	BWHITE@FIGURESECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, middle name)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM WHITE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FIGURE SECURITIES, INC., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer



JANICE PARISE
Notary Public, State of New York
No. 41-49_6956
Qualified in Queens County
Commission Expires July 9, 20**26**

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

FIGURE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

FIGURE SECURITIES, INC.
CONTENTS



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Board of Director and Stockholder of
Figure Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Figure Securities, Inc. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2023.

San Francisco, California
February 24, 2023

FIGURE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
(In thousands, unless otherwise denoted)

	As of December 31, 2022	
Assets		
Cash	$	1,399
Prepaid expenses		35
Other assets		16
Total assets	$	1,450
Liabilities and stockholder's equity		
Liabilities		
Accrued expenses	$	3
Accounts payable		6
Total liabilities	$	9
Stockholder's equity		
Common stock, $.001 par value; 1,000 shares authorized, issued, and outstanding		-
Additional paid-in capital		4,109
Accumulated deficit		(2,668)
Total stockholder's equity		1,441
Total liabilities and stockholder's equity	$	1,450

The accompanying notes are an integral part of this financial statement.

FIGURE SECURITIES, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD ENDED DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Figure Securities, Inc. (the "Company" or "Figure Securities") is a Delaware corporation with its principal place of business in San Francisco, California. The Company was originally incorporated under the name Figure Financial, Inc. on June 6, 2018 and was renamed Figure Securities, Inc. on July 25, 2018. The Company is a wholly-owned subsidiary of Figure Technologies, Inc. ("FTI" or "Parent"), a Delaware corporation. Figure Securities received Securities Exchange Commission ("SEC") approval to become a registered broker dealer on April 5, 2021. As a registered broker dealer, the Company is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company operates an Alternative Trading System ("ATS") platform that matches buyers and sellers of digital asset securities native to the Provenance Blockchain, an open-source ecosystem for developing and deploying blockchain-based decentralized finance (DeFi) apps. Custody and settlement of the digital asset securities matched on the ATS are facilitated through the buyers and sellers off the ATS platform.

The Company has no possession or control obligations under SEC Rule 15c3-3(b) and no reserve deposit obligations under SEC Rule 15c3-3(e) because the Company does not hold customer funds or securities and is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company has a fiscal year end of December 31. The financial statement was prepared as of the period ending December 31, 2022.

BASIS OF ACCOUNTING

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. GAAP requires the use of estimates and assumptions that could affect both the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

CASH

Cash consists of unrestricted deposits with federally insured financial institutions. Cash deposits regularly exceed federally insured limits.

DUE TO AFFILIATES AND EXPENSES ALLOCATED FROM PARENT

The Company is party to an expense allocation agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company. These include any direct expenses of the Company paid by the Parent and also indirect shared expenses paid by the Parent, including certain employees' payroll, stock-based compensation, benefits, office rent, technology fees, and office expenses. The Parent allocates shared costs to the Company based on time spent by employees on behalf of the Company, headcount, or other basis when considered more appropriate.

NOTE 3 – RELATED PARTIES

Figure Securities periodically has a Due to Parent balance with FTI due to expenses allocated to the Company from the Parent or paid on the Company's behalf by the Parent. As of December 31, 2022, the Company did not have a Due to Parent balance, as the balance was forgiven through an in-kind capital contribution effective as of year-end.

NOTE 4 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

SIGNIFICANT COMPONENTS OF DEFERRED TAXES

The types of temporary differences that give rise to the Company's deferred tax assets as of December 31, 2022 are as follows:

For the period ended	December 31, 2022	
Net operating losses	$	413
Stock based compensation		50
Total deferred tax assets	**$**	**463**
Valuation allowance		(463)
Net deferred tax assets	**$**	**-**

As of December 31, 2022, the Company's deferred tax assets totaled $463 thousand. The Company has no deferred tax liabilities. The Company provided a full valuation allowance against its deferred tax assets. The change in valuation allowance during the period ended December 31, 2022 was an increase of $308 thousand. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies.

Should a change in circumstances lead to a change in judgement about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change occurs.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax regulations. Under Section 382 of the Code, substantial changes in our ownership and in the ownership of acquired companies may limit the amount of net operating losses that are available to offset taxable income. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. Accordingly, our ability to utilize these carryforwards may be limited as a result of such ownership change.

For federal income tax purposes, the Company is treated as a taxable subsidiary. The results of the Company's operations are included in a consolidated tax return under the Parent. All tax years since 2018 are subject to examination by tax authorities. The Parent is currently not under examination by any federal or state jurisdiction.

The Company recognizes uncertain tax positions in the financial statements if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company does not have any unrecognized tax benefits for the year ended December 31, 2022. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE 5 – REGULATORY REQUIREMENTS

Figure Securities, Inc. is registered as a securities broker dealer with the Securities and Exchange Commission ("SEC"). FINRA serves as Figure Securities' primary self-regulatory organization. The Company is subject to the SEC Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $5 thousand or 6 2/3 % of its aggregate indebtedness. At December 31, 2022, the Company had net capital of $1,390 thousand, which was $1,385 thousand in excess of its required net capital of $5 thousand. The Company's ratio of aggregate indebtedness to net capital was .0062 to 1.

The Company has no possession or control obligations under SEC Rule 15c3-3(b) and no reserve deposit obligations under SEC Rule 15c3-3(e) because the Company does not hold customer funds or securities and is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

CONTINGENCIES

The Company may become involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Management, after consultation with legal counsel, believes that the currently known actions or threats will not result in any material adverse effect on the Company's financial condition.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events and transactions that occurred after December 31, 2022, and through February 24, 2023, the date the financial statements were issued. No events or transactions requiring recognition or disclosure in the financial statements have been identified.